Brandon F. Lombardi

Tel 602.445.8335

Fax 602.445.8679

LombardiB@gtlaw.com

August 25, 2011

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	J. Nolan McWilliams, Attorney-Advisor Justin Dobbie, Legal Branch Chief

Re:	Roadrunner Transportation Systems, Inc. (the “Company”) Registration Statement on Form S-3 (the “Registration Statement”) Filed August 10, 2011 File No. 333-176225

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2011 to Mark A. DiBlasi, Chief Executive Officer of the Company. The Company’s response to the Staff’s comment is indicated below, directly following a restatement of the Staff’s comment in bold, italicized type.

Exhibit 5.1

1.	SEC Comment: Please have counsel remove the limitation on reliance in the first sentence of the third paragraph and last sentence of the fifth paragraph on page 5. Please also have counsel remove “solely” from the first sentence of the fifth paragraph. Investors are entitled to rely on the legality opinion.

Company Response: In response to the Staff’s comment, counsel has revised its opinion to remove the limitation on reliance in the first sentence of the third paragraph and last sentence of the fifth paragraph on page 5, and to remove “solely” from the first sentence of the fifth paragraph on page 5. Counsel’s revised opinion has been filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement (the “Amendment”), filed with the Commission on the date hereof.

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2011

* * * *

The Company acknowledges your references regarding requesting acceleration of the Registration Statement, including Rules 460 and 461. The Company will include the requested acknowledgements and will provide the Staff with adequate time after the filing of the Amendment for further review before submitting a request for acceleration, and will provide any acceleration request at least two business days in advance of the requested effective date.

Your prompt attention is greatly appreciated. If you have any questions regarding the Amendment or the Company’s response, please do not hesitate to contact me at 602-445-8335.

Sincerely,

/s/ Brandon F. Lombardi

Brandon F. Lombardi

BFL:gs

cc:	Mark A. DiBlasi,

Peter R. Armbruster